December 22, 2022

VIA EDGAR SUBMISSION

Attn: Robert Shapiro and Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivid Seats Inc. Form 10-K for Fiscal Year Ended December 31, 2021 Filed March 15, 2022 File No. 001-40926

Dear Mr. Shapiro and Mr. Shenk:

On behalf of Vivid Seats Inc. (the “Company,” “we,” “us,” and “our”), this letter is provided in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in the Staff’s letter addressed to Lawrence Fey, Chief Financial Officer of the Company, dated December 13, 2022 (the “Comment Letter”), related to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (“2021 10-K”).

For your convenience, the Staff’s comments contained in the Comment Letter is reprinted in bold followed by our response. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to those in the 2021 10-K and any capitalized terms used but not defined herein have the same meaning as contained in the 2021 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations Our Business Model, page 37

1.
We note your disclosure that you derive a portion of your revenues from referral fees by offering event ticket insurance to ticket buyers, using a third-party insurance provider. Please tell us the amounts of revenue you recognized from such referral fees in each of the last three fiscal years and latest interim period.

Response: We respectfully acknowledge the Staff’s comment. The amount of revenues we recognized from referral fees from third-party insurance providers in each of the last three years and the latest interim period is as follows: $15.8 million, $5.3 million, $33.5 million, and $25.9 million in the fiscal years ended December 31, 2019, 2020, and 2021, and the nine months ended September 30, 2022, respectively.

Consolidated Statements of Cash Flows, page 60

2.
We note your supplemental disclosure of paid-in-kind interest incurred on the May 2020 First Lien Loan in 2020 and 2021 and your repayment of the loan in 2021. Please tell us how you classified the payment of previously deferred interest in your 2021 statement of cash flows. Please refer to ASC 230-10-45-15b and 17d.

Response: We respectfully acknowledge the Staff’s comment. As disclosed in our Form 10-K for the year ended December 31, 2021, we entered into a new $260.0 million first lien term loan on May 22, 2020 (the “May 2020 First Lien Loan”). We elected to have the interest capitalized into the loan principal in August and November 2020, resulting in an outstanding principal of $275.7 million as of December 31, 2020. Additional interest was capitalized into the principal in the first nine months of 2021, resulting in an outstanding principal of $304.1 million as of September 30, 2021. As disclosed in the notes to the Consolidated Financial Statements under “Note 10. Debt”, on October 18, 2021, in connection with and using the proceeds from the Merger Transaction, we repaid the loan in full. Prior to the full repayment, we had not made any cash payments toward interest or principal under this loan. We classified the payment of the entire outstanding principal amount as of October 18, 2021, which included previously capitalized interest amounts, as a reduction in cash flows from financing activities in our 2021 Consolidated Statement of Cash Flows. The amount of interest capitalized into the outstanding principal for the years ended December 31, 2021 and 2020 is disclosed in the Consolidated Statements of Cash Flows as $28.5 million and $15.7 million, respectively.

We acknowledge that our classification of the payment of previously deferred interest in cash flows from financing activities in our Consolidated Statement of Cash Flows for the year ended December 31, 2021 is not in accordance with ASC 230-10-45-15b and 17d if viewing the May 2020 First Lien Loan as economically similar to a zero-coupon debt instrument. We therefore conducted an evaluation of the quantitative and qualitative factors outlined in Staff Accounting Bulletin No. 99 and concluded that the impact of the classification error was not material to the previously reported financial statements. In future filings, we plan to reclassify the deferred interest payment of $44.1 million from an outflow in cash flows from financing activities to an outflow in cash flows from operating activities in the Consolidated Statement of Cash Flows for the year ended December 31, 2021. We will also include disclosure in the notes to the Consolidated Financial Statements under “1. Background, Description of Business and Basis of Presentation” to describe the impact of the reclassification on the Consolidated Statement of Cash Flows.

Notes to the Consolidated Financial Statements

Note 21. Loss Per Share, page 93

3.
Please tell us, and consider revising to disclose, how you compute loss attributable to redeemable noncontrolling interests and net loss to class A common stockholders - basic.

Response: We respectfully acknowledge the Staff’s comment. As disclosed in Form 10-K for the year ended December 31, 2021, Vivid Seats Inc. held a 40.1% interest in Hoya Intermediate, LLC (“Hoya Intermediate”) as of December 31, 2021, with the remainder held by Hoya Topco LLC (“Hoya Topco”). Hoya Topco’s interest in Hoya Intermediate represents a redeemable noncontrolling interest.

Net loss attributable to redeemable noncontrolling interests is calculated by multiplying Hoya Intermediate’s net loss incurred in the period by Hoya Topco’s weighted average percentage ownership of Hoya Intermediate units during the period. Net loss to Class A common stock–basic is calculated by subtracting the portion of Hoya Intermediate’s net loss attributable to redeemable noncontrolling interests from our total net loss, which includes our net loss for activities outside of our investment in Hoya Intermediate as well as the full results of Hoya Intermediate on a consolidated basis.

We respectfully advise the Staff that in future filings we will revise our disclosures to include this explanation as to how we compute loss attributable to redeemable noncontrolling interests and net loss to class A common stockholders – basic.

Please do not hesitate to contact our General Counsel, Emily Epstein, by email at emily.epstein@vividseats.com or by phone at 347.248.3345 if there are any comments or questions concerning the foregoing.

Very truly yours,

/s/ Lawrence Fey

Lawrence Fey

Chief Financial Officer

cc:

Stan Chia, Chief Executive Officer

Emily Epstein, General Counsel

Andra Troy, Latham & Watkins LLP